08003047

DYNO
Dyno Nobel

082-34952

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC
Mail Processing
Section

JUN 2 2008

Washington, DC
100

Date 23/05/2008

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

PROCESSED
JUN 1 0 2008
THOMSON REUTERS

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

dw 6/6

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of shares on exercise of 500,000 options @ exercise price of $2.37

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price - $2.37 per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary fully paid shares issued under the terms and conditions of Dyno Nobel Limited Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 May 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	822,092,507	DXL Ordinary fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,650,001	DXLAI Options
		3,843,336	DXLAK Options
		160,000	DXLAM Options
		1,123,899	DXLAO
		1,416,669	DXLAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	Not Applicable
13	Ratio in which the +securities will be offered	Not Applicable
14	+Class of +securities to which the offer relates	Not Applicable
15	+Record date to determine entitlements	Not Applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable
17	Policy for deciding entitlements in relation to fractions	Not Applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not Applicable

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	Not Applicable
20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not Applicable
39	Class of +securities for which quotation is sought	Not Applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
Company Secretary

Date: 23 May 2008

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

ASX Announcement/Media Release

Dyno Nobel Shareholders and Optionholders Approve Schemes of Arrangement

22 May 2008

Dyno Nobel Limited (***Dyno Nobel***) shareholders and optionholders today approved the schemes of arrangement under which Incitec Pivot US Holdings Pty Limited (a wholly-owned subsidiary of Incitec Pivot Limited (***Incitec Pivot***)) proposes to acquire Dyno Nobel. The Schemes remain subject to the satisfaction or waiver of certain conditions precedent, including approval by the Supreme Court of Victoria.

The resolution approving the Share Scheme was duly passed by a majority of 99.95% of Dyno Nobel Shares voted and 97.14% of the Dyno Nobel Shareholders who voted at the Share Scheme Meeting. The resolution approving the Option Scheme was duly passed by a majority of 100% of Dyno Nobel Options voted (by value) and by a majority of 100% of the Dyno Nobel Optionholders who voted at the Option Scheme Meeting. Particulars of the voting at each meeting were set out in earlier releases to ASX today.

Dyno Nobel intends to seek approval of the Share Scheme and Option Scheme by the Supreme Court of Victoria on Friday, 30 May 2008. If the Court approves the Schemes, Dyno Nobel intends to lodge a copy of the orders of the Court with ASIC on Monday, 2 June 2008 and the Schemes will become Effective from that time. Dyno Nobel will apply to ASX for trading in Dyno Nobel Shares to be suspended from the close of trading on Monday, 2 June 2008.

Further details in relation to the Schemes and their implementation are set out in the Scheme Booklet dated 18 April 2008 (which is available at www.dynonobel.com). Unless otherwise specified, capitalised terms in this announcement have the same meaning as in the Scheme Booklet.

ASX Announcement/Media Release

The indicative timetable for implementation of the Schemes is set out below. For further information, please refer to the "Key dates" set out on page 3 of the Scheme Booklet.

Event	Time and Date
Court hearing for approval of the Schemes	Friday, 30 May 2008
Effective Date	Monday, 2 June 2008
Last day Dyno Nobel Shares trade on ASX (i.e. suspension of trading)	Monday, 2 June 2008 (from close of trading)
New Incitec Pivot Shares commence trading on a deferred settlement basis	Tuesday, 3 June 2008
Election Time - Last date to lodge Election Forms	5.00pm on Thursday, 5 June 2008
Exercise Deadline for Dyno Nobel Options	5.00pm on Thursday, 5 June 2008
Scheme Record Date	7.00pm on Tuesday, 10 June 2008
Implementation Date for the Schemes	Monday, 16 June 2008
Dispatch of statements confirming the allotment of New Incitec Pivot Shares Last day of deferred settlement trading for New Incitec Pivot Shares	Tuesday, 17 June 2008
New Incitec Pivot Shares commence trading on a normal settlement basis on ASX	Wednesday, 18 June 2008

* The timetable above is indicative only and Dyno Nobel has the right to vary any or all of these times and dates, subject to approval by ASX, the Court and Incitec Pivot, where required. Dyno Nobel will announce any such variations to ASX and publish them on its website (www.dynonobel.com). The occurrence of certain events on the dates specified or at all is conditional upon:

- certain conditions being satisfied or waived; and
- approval of the Schemes by the Supreme Court of Victoria.

END

For media enquires contact Sonja Kukec, Dyno Nobel on 0437 766 483

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DYNO NOBEL LIMITED – 2008 OPTION SCHEME MEETING
LISTING RULE 3.13.2 AND SECTIONS 251AA(1) AND (2) OF THE CORPORATIONS ACT

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that for the purpose of Listing Rule 3.13.2 and Sections 251AA(1) and (2) of the Corporations Act:

At the Option Scheme Meeting of Optionholders held today, the resolution, as set out in the attached Notice of Meeting, was passed by poll with the requisite majority of votes.

The total number of proxy votes exercisable by all proxies validly appointed are disclosed in Attachment "A".

The total number of votes cast on the poll in favour of the resolution, against the resolution, open and abstaining on the resolution are disclosed in Attachment "B".

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DYNO NOBEL LIMITED – 2008 OPTION SCHEME MEETING
LISTING RULE 3.13.2 AND SECTIONS 251AA(1) AND (2) OF THE CORPORATIONS ACT

For the purpose of Listing Rule 3.13.2 and Sections 251AA(1) and (2) of the Corporations Act, I advise that:

At the Option Scheme Meeting of Optionholders held today, the resolution, as set out in the attached Notice of Meeting, was passed by poll with the requisite majority of votes.

The total number of proxy votes exercisable by all proxies validly appointed are disclosed in Attachment "A".

The total number of votes cast on the poll in favour of the resolution, against the resolution, open and abstaining on the resolution are disclosed in Attachment "B".

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Notice of Annual General Meeting 2008

Dyno Nobel Limited

ABN 44 117 733 463

Notice is given that the second Annual General Meeting of Dyno Nobel Limited will be held on 22 May 2008 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW commencing at 11.00am.

Agenda

1. Financial Statements and Reports
To receive and consider the Financial Report of the Company and the Reports of the Directors and Auditor for the year ended 31 December 2007.

2. Remuneration Report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Remuneration Report (which forms part of the Annual Report) for the year ended 31 December 2007 be adopted."

Information about the Remuneration Report is included in the Explanatory Notes.

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Election of Directors

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That David Anthony Walsh, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Walsh is included in the Explanatory Notes.

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Jock Muir, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Muir is included in the Explanatory Notes.

Entitlement to Attend and Vote

The Board has determined that, for the purposes of determining voting entitlements at the Annual General Meeting, those persons who are registered as holding shares in the Company at 7.00pm on Tuesday, 20 May 2008 will be entitled to vote.

Proxies

A Member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. A proxy need not be a Member of the Company. A Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If you wish to appoint a proxy, you can use the blue Proxy Form accompanying this Notice.

You can also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy/dxl. To use this online facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with instructions on the webpage. A proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. The online proxy facility may not be suitable for some Members who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy.

On a show of hands, every person present and entitled to vote shall have one vote. If you have appointed a proxy and the proxy appointed is also a Member, or proxy for another Member, any direction to the proxy on how to vote may not be effective on a show of hands. Your directions will be effective if a poll is held.

To be effective, your online proxy appointment must be lodged through the above webpage by no later than **5.00pm on Tuesday, 20 May 2008**.

To be effective, your Proxy Form and the Power of Attorney or other authority (if any) under which it is signed or a copy of the Power of Attorney or other authority, certified as a true copy by Statutory Declaration, must be received no later than **5.00pm on Tuesday, 20 May 2008** by Dyno Nobel's Share Registrar, or at the Registered Office of Dyno Nobel, using the address and facsimile numbers set out in the Proxy Form accompanying this Notice.

Dated 18 April 2008

By order of the Board

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Notice of
Annual General Meeting 2008

Explanatory Notes

Item 1 – Financial Statements and Reports

As required by section 317 of the *Corporations Act 2001* (Cth), the Financial Report, Directors' Report and Auditor's Report of the Company for the financial year ended 31 December 2007 will be laid before the meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a formal resolution on this item. Accordingly, there will be no formal resolution put to the meeting.

Item 2 – Remuneration Report

Under the *Corporations Act 2001* (Cth), the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the Annual General Meeting.

The Company's Remuneration Report for the financial period ended 31 December 2007 is contained in the Directors' Report which forms part of the Company's 2007 Annual Report, a copy of which is to be sent to shareholders on 21 April 2008.

The Remuneration Report discusses matters including the remuneration policy of the Company, the remuneration paid to Directors and named executives and the relationship between remuneration of those Directors and executives and performance.

Note: Shareholders are asked to adopt the Remuneration Report. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3 – Retirement and re-election of Directors

The ASX Listing Rules require the Company to hold an election for at least one Director of the Company each year.

Having regard to the dates on which the current Directors were appointed and the overriding requirement that any Director may not hold office for a continuous period of three years or past the third Annual General Meeting following the Director's appointment (whichever is the longer), the Directors have determined that Messrs Walsh and Muir will retire by rotation at the 2008 Annual General Meeting and, being eligible, each offers himself for re-election as a Director at the meeting.

A brief description of each Director follows:

Item 3(a) – David Anthony Walsh

Mr Walsh was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Walsh is an experienced company director with a wide background in corporate and commercial law. Currently Chairman of Templeton Global Growth Fund Ltd (since August 1998), and a director of Macquarie Infrastructure Investment Management Ltd (the responsible entity of Macquarie Infrastructure Group) (from March 2004). Recent previous roles include: a director of PaperlinX Ltd (2000–2007), a director of Asia Pacific Specialty Chemicals Ltd (1994–2002) and a partner in the law firm Mallesons Stephen Jaques.

The Directors recommend that shareholders vote in favour of the re-election of Mr Walsh as a Director of the Company.

Item 3(b) – Jock Muir

Mr Muir was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Muir brings to the Board over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates. He worked for 13 years at Mitchell Cotts plc, a UK public company, including seven years as CEO of the Australian mining supply operations.

Mr Muir joined Dyno Nobel in 1992 and was appointed Senior Vice President Asia Pacific in 1995. From 2000, he took up corporate roles at an SVP level in global marketing, emerging markets, mergers and change management based in Norway, the USA and Australia, before retiring from executive duties on 31 December 2005. Mr Muir is a member of The Institute of Chartered Accountants of Scotland and the Institute of Chartered Accountants in Australia.

The Directors recommend that shareholders vote in favour of the re-election of Mr Muir as a Director of the Company.

1 Approval of the Option Scheme

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
8,964,397	0	0	155,700

The motion was carried on a poll the details of which are:

In Favour	Against	Abstention
9,274,097	0	0

Computershare
Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level Three 60 Carrington Street Sydney
New South Wales 2000 Australia
GPO Box 7045 Sydney
New South Wales 2001 Australia
Investor Enquires 1300 855 080
Telephone 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com

22 May 2008

The Chairman of Directors
Dyno Nobel Limited
Level 20,
111 Pacific Highway,
North Sydney NSW 2060

Poll Report (without Chairman's Open Votes)

Option Scheme Meeting

I, Helen Potbury, the Returning Officer appointed by you in connection with the voting by poll on the resolution set out below at the Option Scheme Meeting of the Optionholders in Dyno Nobel Limited held at Sydney Convention & Exhibition Centre, Darling Drive, Darling Harbour, Sydney NSW 2000 on Thursday 22 May 2008 at 12.30pm report as follows:

Resolution

1 Approval of the Option Scheme

	Value of Votes	% of Value	No. of Optionholders	% of Optionholders
Votes cast 'FOR' the motion	1,188,999	100	3	100
Votes cast 'AGAINST' the motion	0	0	0	0
Total Votes Cast	1,188,999	100	3	100

The number of ABSTAIN votes recorded on the motion was: 0

The resolution was carried by the required majorities.

Yours faithfully,

Helen Potbury
Returning Officer
Computershare Investor Services Pty Limited

Computershare
Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level Three 60 Carrington Street Sydney
New South Wales 2000 Australia
GPO Box 7045 Sydney
New South Wales 2001 Australia
Investor Enquires 1300 855 080
Telephone 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com

22 May 2008

The Chairman of Directors
Dyno Nobel Limited
Level 20,
111 Pacific Highway,
North Sydney NSW 2060

Poll Report (with Chairman's Open Votes)

Option Scheme Meeting

I, Helen Potbury, the Returning Officer appointed by you in connection with the voting by poll on the resolution set out below at the Option Scheme Meeting of the Optionholders in Dyno Nobel Limited held at Sydney Convention & Exhibition Centre, Darling Drive, Darling Harbour, Sydney NSW 2000 on Thursday 22 May 2008 at 12.45pm report as follows:

Resolution

1 Approval of the Option Scheme

	Value of Votes	% of Value	No. of Optionholders	% of Optionholders
Votes cast 'FOR' the motion	9,274,097	100	137	100
Votes cast 'AGAINST' the motion	0	0	0	0
Total Votes Cast	9,274,097	100	137	100

The number of ABSTAIN votes recorded on the motion was: 0

The resolution was carried by the required majorities.

Yours faithfully,

Helen Potbury
Returning Officer
Computershare Investor Services Pty Limited

DYNO

Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DYNO NOBEL LIMITED – 2008 SHARE SCHEME MEETING
LISTING RULE 3.13.2 AND SECTIONS 251AA(1) AND (2) OF THE CORPORATIONS ACT

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that for the purpose of Listing Rule 3.13.2 and Sections 251AA(1) and (2) of the Corporations Act:

At the Share Scheme Meeting of Shareholders held today, the resolution, as set out in the attached Notice of Meeting, was passed by poll with the requisite majority of votes.

The total number of proxy votes exercisable by all proxies validly appointed are disclosed in Attachment "A".

The total number of votes cast on the poll in favour of the resolution, against the resolution, open and abstaining on the resolution are disclosed in Attachment "B".

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DYNO NOBEL LIMITED – 2008 SHARE SCHEME MEETING
LISTING RULE 3.13.2 AND SECTIONS 251AA(1) AND (2) OF THE CORPORATIONS ACT

For the purpose of Listing Rule 3.13.2 and Sections 251AA(1) and (2) of the Corporations Act, I advise that:

At the Share Scheme Meeting of Shareholders held today, the resolution, as set out in the attached Notice of Meeting, was passed by poll with the requisite majority of votes.

The total number of proxy votes exercisable by all proxies validly appointed are disclosed in Attachment "A".

The total number of votes cast on the poll in favour of the resolution, against the resolution, open and abstaining on the resolution are disclosed in Attachment "B".

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Groundbreaking Performance

Dyno Nobel

Notice of Annual General Meeting 2008

Dyno Nobel Limited

ABN 44 117 733 463

Notice is given that the second Annual General Meeting of Dyno Nobel Limited will be held on 22 May 2008 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW commencing at 11.00am.

Agenda

1. Financial Statements and Reports
To receive and consider the Financial Report of the Company and the Reports of the Directors and Auditor for the year ended 31 December 2007.

2. Remuneration Report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Remuneration Report (which forms part of the Annual Report) for the year ended 31 December 2007 be adopted."

Information about the Remuneration Report is included in the Explanatory Notes.

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Election of Directors

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That David Anthony Walsh, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Walsh is included in the Explanatory Notes.

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Jock Muir, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Muir is included in the Explanatory Notes.

Entitlement to Attend and Vote

The Board has determined that, for the purposes of determining voting entitlements at the Annual General Meeting, those persons who are registered as holding shares in the Company at 7.00pm on Tuesday, 20 May 2008 will be entitled to vote.

Proxies

A Member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. A proxy need not be a Member of the Company. A Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If you wish to appoint a proxy, you can use the blue Proxy Form accompanying this Notice.

You can also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy/dxl. To use this online facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with instructions on the webpage. A proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. The online proxy facility may not be suitable for some Members who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy.

On a show of hands, every person present and entitled to vote shall have one vote. If you have appointed a proxy and the proxy appointed is also a Member, or proxy for another Member, any direction to the proxy on how to vote may not be effective on a show of hands. Your directions will be effective if a poll is held.

To be effective, your online proxy appointment must be lodged through the above webpage by no later than **5.00pm on Tuesday, 20 May 2008.**

To be effective, your Proxy Form and the Power of Attorney or other authority (if any) under which it is signed or a copy of the Power of Attorney or other authority, certified as a true copy by Statutory Declaration, must be received no later than **5.00pm on Tuesday, 20 May 2008** by Dyno Nobel's Share Registrar, or at the Registered Office of Dyno Nobel, using the address and facsimile numbers set out in the Proxy Form accompanying this Notice.

Dated 18 April 2008

By order of the Board

Julianne Lyall-Anderson
Company Secretary

Explanatory Notes

Item 1 – Financial Statements and Reports

As required by section 317 of the *Corporations Act 2001* (Cth), the Financial Report, Directors' Report and Auditor's Report of the Company for the financial year ended 31 December 2007 will be laid before the meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a formal resolution on this item. Accordingly, there will be no formal resolution put to the meeting.

Item 2 – Remuneration Report

Under the *Corporations Act 2001* (Cth), the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the Annual General Meeting.

The Company's Remuneration Report for the financial period ended 31 December 2007 is contained in the Directors' Report which forms part of the Company's 2007 Annual Report, a copy of which is to be sent to shareholders on 21 April 2008.

The Remuneration Report discusses matters including the remuneration policy of the Company, the remuneration paid to Directors and named executives and the relationship between remuneration of those Directors and executives and performance.

Note: Shareholders are asked to adopt the Remuneration Report. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3 – Retirement and re-election of Directors

The ASX Listing Rules require the Company to hold an election for at least one Director of the Company each year.

Having regard to the dates on which the current Directors were appointed and the overriding requirement that any Director may not hold office for a continuous period of three years or past the third Annual General Meeting following the Director's appointment (whichever is the longer), the Directors have determined that Messrs Walsh and Muir will retire by rotation at the 2008 Annual General Meeting and, being eligible, each offers himself for re-election as a Director at the meeting.

A brief description of each Director follows:

Item 3(a) – David Anthony Walsh

Mr Walsh was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Walsh is an experienced company director with a wide background in corporate and commercial law. Currently Chairman of Templeton Global Growth Fund Ltd (since August 1998), and a director of Macquarie Infrastructure Investment Management Ltd (the responsible entity of Macquarie Infrastructure Group) (from March 2004). Recent previous roles include: a director of PaperlinX Ltd (2000–2007), a director of Asia Pacific Specialty Chemicals Ltd (1994–2002) and a partner in the law firm Mallesons Stephen Jaques.

The Directors recommend that shareholders vote in favour of the re-election of Mr Walsh as a Director of the Company.

Item 3(b) – Jock Muir

Mr Muir was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Muir brings to the Board over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates. He worked for 13 years at Mitchell Cotts plc, a UK public company, including seven years as CEO of the Australian mining supply operations.

Mr Muir joined Dyno Nobel in 1992 and was appointed Senior Vice President Asia Pacific in 1995. From 2000, he took up corporate roles at an SVP level in global marketing, emerging markets, mergers and change management based in Norway, the USA and Australia, before retiring from executive duties on 31 December 2005. Mr Muir is a member of The Institute of Chartered Accountants of Scotland and the Institute of Chartered Accountants in Australia.

The Directors recommend that shareholders vote in favour of the re-election of Mr Muir as a Director of the Company.

Dyno Nobel Limited
Share Scheme Meeting

Proxy Summary
22 May 2008

1 Approval of the Share Scheme

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
451,175,297	248,232	231,464	25,293,240

The motion was carried on a poll the details of which are:

In Favour	Against	Abstention
476,572,013	248,232	231,464

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level Three 60 Carrington Street Sydney
New South Wales 2000 Australia
GPO Box 7045 Sydney
New South Wales 2001 Australia
Investor Enquires 1300 855 080
Telephone 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com

22 May 2008

The Chairman of Directors
Dyno Nobel Limited
Level 20,
111 Pacific Highway,
North Sydney NSW 2060

Poll Report

Share Scheme Meeting

I, Helen Potbury, the Returning Officer appointed by you in connection with the voting by poll on the resolution set out below at the Share Scheme Meeting of the Members of Dyno Nobel Limited held at Sydney Convention & Exhibition Centre, Darling Drive, Darling Harbour, Sydney NSW 2000 on Thursday 22 May 2008 at 12.00pm report as follows:

Resolution

1 **Approval of the Share Scheme**

	No. of Votes	% of Votes	No. of Shareholders	% of Shareholders
Votes cast 'FOR' the motion	476,572,013	99.95	1,662	97.14
Votes cast 'AGAINST' the motion	248,232	0.05	49	2.86
Total Votes Cast	476,820,245	100	1,711	100

The number of ABSTAIN votes recorded on the motion was: 231,464

The resolution was carried by the required majorities.

Yours faithfully,

Helen Potbury
Returning Officer
Computershare Investor Services Pty Limited

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DYNO NOBEL LIMITED – 2008 ANNUAL GENERAL MEETING
LISTING RULE 3.13.2 AND SECTIONS 251AA(1) AND (2) OF THE CORPORATIONS ACT

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that for the purpose of Listing Rule 3.13.2 and Sections 251AA(1) and (2) of the Corporations Act:

- At the Annual General Meeting of Shareholders held today each of the Ordinary Resolutions, as set out in the attached Notice of Meeting, was passed on a show of hands with the requisite majority of votes.

- For each of the Ordinary Resolutions, as set out in the attached Notice of Meeting, the total number of proxy votes exercisable by all proxies validly appointed are disclosed in Attachment "A".

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DYNO NOBEL LIMITED – 2008 ANNUAL GENERAL MEETING
LISTING RULE 3.13.2 AND SECTIONS 251AA(1) AND (2) OF THE CORPORATIONS ACT

For the purpose of Listing Rule 3.13.2 and Sections 251AA(1) and (2) of the Corporations Act, I advise that:

- At the Annual General Meeting of Shareholders held today each of the Ordinary Resolutions, as set out in the attached Notice of Meeting, was passed on a show of hands with the requisite majority of votes.

- For each of the Ordinary Resolutions, as set out in the attached Notice of Meeting, the total number of proxy votes exercisable by all proxies validly appointed are disclosed in Attachment "A".

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Dyno Nobel

Notice of Annual General Meeting 2008

Dyno Nobel Limited

ABN 44 117 733 463

Notice is given that the second Annual General Meeting of Dyno Nobel Limited will be held on 22 May 2008 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW commencing at 11.00am.

Agenda

1. Financial Statements and Reports
To receive and consider the Financial Report of the Company and the Reports of the Directors and Auditor for the year ended 31 December 2007.

2. Remuneration Report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Remuneration Report (which forms part of the Annual Report) for the year ended 31 December 2007 be adopted."

Information about the Remuneration Report is included in the Explanatory Notes.

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Election of Directors

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That David Anthony Walsh, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Walsh is included in the Explanatory Notes.

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Jock Muir, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Muir is included in the Explanatory Notes.

Entitlement to Attend and Vote

The Board has determined that, for the purposes of determining voting entitlements at the Annual General Meeting, those persons who are registered as holding shares in the Company at 7.00pm on Tuesday, 20 May 2008 will be entitled to vote.

Proxies

A Member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. A proxy need not be a Member of the Company. A Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If you wish to appoint a proxy, you can use the blue Proxy Form accompanying this Notice.

You can also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy/dxl. To use this online facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with instructions on the webpage. A proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. The online proxy facility may not be suitable for some Members who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy.

On a show of hands, every person present and entitled to vote shall have one vote. If you have appointed a proxy and the proxy appointed is also a Member, or proxy for another Member, any direction to the proxy on how to vote may not be effective on a show of hands. Your directions will be effective if a poll is held.

To be effective, your online proxy appointment must be lodged through the above webpage by no later than **5.00pm on Tuesday, 20 May 2008**.

To be effective, your Proxy Form and the Power of Attorney or other authority (if any) under which it is signed or a copy of the Power of Attorney or other authority, certified as a true copy by Statutory Declaration, must be received no later than **5.00pm on Tuesday, 20 May 2008** by Dyno Nobel's Share Registrar, or at the Registered Office of Dyno Nobel, using the address and facsimile numbers set out in the Proxy Form accompanying this Notice.

Dated 18 April 2008

By order of the Board

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Explanatory Notes

Item 1 – Financial Statements and Reports

As required by section 317 of the *Corporations Act 2001* (Cth), the Financial Report, Directors' Report and Auditor's Report of the Company for the financial year ended 31 December 2007 will be laid before the meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a formal resolution on this item. Accordingly, there will be no formal resolution put to the meeting.

Item 2 – Remuneration Report

Under the *Corporations Act 2001* (Cth), the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the Annual General Meeting.

The Company's Remuneration Report for the financial period ended 31 December 2007 is contained in the Directors' Report which forms part of the Company's 2007 Annual Report, a copy of which is to be sent to shareholders on 21 April 2008.

The Remuneration Report discusses matters including the remuneration policy of the Company, the remuneration paid to Directors and named executives and the relationship between remuneration of those Directors and executives and performance.

Note: Shareholders are asked to adopt the Remuneration Report. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3 – Retirement and re-election of Directors

The ASX Listing Rules require the Company to hold an election for at least one Director of the Company each year.

Having regard to the dates on which the current Directors were appointed and the overriding requirement that any Director may not hold office for a continuous period of three years or past the third Annual General Meeting following the Director's appointment (whichever is the longer), the Directors have determined that Messrs Walsh and Muir will retire by rotation at the 2008 Annual General Meeting and, being eligible, each offers himself for re-election as a Director at the meeting.

A brief description of each Director follows:

Item 3(a) – David Anthony Walsh

Mr Walsh was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Walsh is an experienced company director with a wide background in corporate and commercial law. Currently Chairman of Templeton Global Growth Fund Ltd (since August 1998), and a director of Macquarie Infrastructure Investment Management Ltd (the responsible entity of Macquarie Infrastructure Group) (from March 2004). Recent previous roles include: a director of PaperlinX Ltd (2000–2007), a director of Asia Pacific Specialty Chemicals Ltd (1994–2002) and a partner in the law firm Mallesons Stephen Jaques.

The Directors recommend that shareholders vote in favour of the re-election of Mr Walsh as a Director of the Company.

Item 3(b) – Jock Muir

Mr Muir was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Muir brings to the Board over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates. He worked for 13 years at Mitchell Cotts plc, a UK public company, including seven years as CEO of the Australian mining supply operations.

Mr Muir joined Dyno Nobel in 1992 and was appointed Senior Vice President Asia Pacific in 1995. From 2000, he took up corporate roles at an SVP level in global marketing, emerging markets, mergers and change management based in Norway, the USA and Australia, before retiring from executive duties on 31 December 2005. Mr Muir is a member of The Institute of Chartered Accountants of Scotland and the Institute of Chartered Accountants in Australia.

The Directors recommend that shareholders vote in favour of the re-election of Mr Muir as a Director of the Company.

2 To adopt the Remuneration Report for the financial year ended 31 December 2007

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
307,418,920	44,486,590	238,800	1,459,779

The motion was carried on a show of hands as an ordinary resolution.

3a To re-elect as a Director, Mr David Anthony Walsh

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
343,918,469	8,013,748	175,167	1,496,705

The motion was carried on a show of hands as an ordinary resolution.

3b To re-elect as a Director, Mr Jock Muir

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
268,459,914	83,450,198	196,242	1,497,735

The motion was carried on a show of hands as an ordinary resolution.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL LIMITED: CHAIRMAN'S ADDRESS – LISTING RULE 3.13.3

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), attaches a copy of the 2008 Dyno Nobel Limited Annual General Meeting Chairman's Address.

This will be delivered to Shareholders today.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

22 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL LIMITED: CHAIRMAN'S ADDRESS – LISTING RULE 3.13.3

We attach a copy of the 2008 Dyno Nobel Limited Annual General Meeting Chairman's Address.

This will be delivered to Shareholders today.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited

ABN 44 117 733 463

Chairman's Address
to the Dyno Nobel Annual General Meeting

22 May 2008

Ladies and gentlemen, on behalf of the Board of Dyno Nobel Limited I would like to welcome you to the Company's annual general meeting. This is the second meeting of shareholders since Dyno Nobel listed and quite possibly the last. Therefore, it is a significant day and I thank you for making the effort to be here.

Following this meeting, you will vote on the proposed acquisition of Dyno Nobel Limited by Incitec Pivot Limited.

The Board has carefully considered Incitec Pivot's proposal and believes that combining the two companies makes strategic sense. Both are nitrogen-based manufacturing businesses which, when combined, can alternate production between

explosives and fertilisers to take advantage of the hard and soft commodities cycles in order to create additional shareholder value.

We believe Incitec Pivot's offer is an attractive one with an implied value at the close of trade yesterday of A$3.23 and the rationale strategically compelling. Ladies and Gentlemen, how you vote today will determine the next chapter in Dyno Nobel's long and rich history, a proud history which dates back 170 years. We will address the question of the proposed acquisition of Dyno Nobel by Incitec Pivot at the Scheme Meeting which will follow the Annual General Meeting.

I would now like to reflect on a couple of key issues which occurred during the year ended 31 December 2007.

2007 was a successful year for Dyno Nobel but a year which also brought some significant challenges, namely the fatalities we suffered and the ammonium nitrate project at Moranbah which I will address shortly.

Safety

Tragically, three of our employees lost their lives over the past year. One, as a result of a vehicle accident in the US in November last year, and two died in an unplanned detonation at our Mexican manufacturing plant in January this year.

Our thoughts are with the families, friends and colleagues of the deceased. As an act of compassion, our employees began a global collection for an education fund for the children of the deceased Mexican employees.

A full investigation into the incident is now complete and we are implementing measures to prevent a recurrence.

Dyno Nobel's number one objective remains with even stronger resolve, "Zero Harm" and we continue to do everything we can in order to achieve this goal.

In this regard, in 2007 our efforts concentrated on three major initiatives. One, to standardise our safety processes and procedures across all regions; two, to audit and improve our Process Safety Management systems and practices; and three, to develop our employees' sense of personal responsibility for their own attitudes and behaviours around safety.

We also recognise our role in ensuring our various operations and activities are carried out in an environmentally, socially and economically responsible and sustainable manner. Our inaugural Sustainable Development report, released last year, outlines our Sustainable Development policy, sets benchmarks for our performance in these areas and demonstrates our efforts towards earning our 'Social licence to Operate'.

Financial performance

Turning to our financial performance, Dyno Nobel continued to record strong underlying earnings growth. Net Profit After Tax before significant non-recurring items increased 20.4%. Revenue grew by 12.9% on 2006 and earnings before interest, tax, depreciation and amortisation grew by 23.9%, excluding significant non-recurring items.

One of the major drivers of the Company's growth strategy is to re-enter those markets we previously operated in prior to the 2005 sale. Last year, we continued to expand our business both geographically and in the range of products and services we now offer our customers.

We enhanced our core business with 9 new acquisitions during 2007. Our investments have given us a strategic foothold in key markets such as the fast growing Chinese explosives market and the southern African market. In Canada, our acquisition of Castonguay strengthened our position as a value-added provider of drill and blast services and we have established a market leading position.

Fabchem in China, I might add, is performing very well: in the three months ending 31 December 2007, that company posted a 59% increase in profit.

In North America Dyno Nobel retained its position as the number one explosives player. North American EBIT increased by 16% for the period ended 31 December 2007.

The success of our North American operations can be attributed to a number of factors.

We successfully integrated the recent acquisitions; we improved gross margins through revised pricing structures, and we gained from business improvements, such as the relocation of some of our manufacturing capabilities. We have also been able to supply the highly lucrative fertiliser market which has contributed directly to our bottom line.

Asia Pacific recorded an outstanding result in the second half of 2007 with earnings up 92.2% on the first half. Contributing factors to this result were the realisation of new business wins and increased demand for our underground mining technology and electronic products.

However, our bottom line result was impacted by significant non-recurring items which totalled US$67.6 million after tax. These were costs associated with restructuring the business, corporate advisory and costs relating to Project Imagine, Dyno Nobel's business improvement programme.

The major non recurring item was US$52.4 million associated with the write-down of the carrying value of Moranbah.

Moranbah

The project to build an ammonium nitrate manufacturing facility at Moranbah in the Bowen Basin of Queensland commenced in early 2006 on the back of strong customer, community and government support for a third such facility in Queensland to service the ever-growing demand for explosives primarily, for the coal mining industry.

The facility is very complex, as it includes an ammonia plant, a nitric acid plant and an ammonium nitrate plant together with all the utilities required to operate those plants concurrently in a safe and efficient manner.

The most complex of the plants is the ammonium nitrate plant, as that plant must produce the final product - prilled ammonium nitrate - that must maintain its specification in a region with extreme climatic conditions.

The logic of building the facility at Moranbah was and remains sound. However, as with so many major construction projects in Australia at the moment, it has suffered from the constraints of the booming economy driven by the resources sector, in particular the availability of experienced engineers, the increasing cost of manufactured equipment and materials, and the availability and expense of labour.

The progress of the refurbishment and reconstruction of the ammonia plant, the design of the nitric acid plant and procurement of key equipment was satisfactory.

Unfortunately, during the course of 2007, the project was increasingly affected by delays primarily in the finalisation of the design of the ammonium nitrate plant and the utilities systems, which are inter-related. As a result, the ability to forecast what the ultimate project cost would be and when the project would reach completion with a reasonable degree of certainty was not possible.

By December 2007, despite significant efforts to resolve the issues, the Board felt, in the absence of a reliable forecast of cost and schedule, that the decision to indefinitely suspend the project was in the best interests of shareholders. At the time, the funds spent and committed on the project plus costs to wind up project activities totalled approximately A$280 million.

Following the indefinite suspension announcement, the company was approached by a consortium which, along with management, undertook a detailed evaluation of the feasibility of the project. Part of this involved work undertaken by a consortium of three companies in order to provide clarity in relation to the costs and the time required to complete the project, including the resolution of the engineering issues that had until then, caused significant uncertainty.

The company is very appreciative of the effort put in by the consortium and the engineering design companies to resolve the issues that had dogged the project until recently.

After two months of intense review of all aspects of the project, the company and the consortium reached a point in mid February where it was considered possible that the project could be restarted and completed for a cost that is within an acceptable range and with a completion date, though challenging, is achievable, which will enable product to be supplied to customers by the start of 2010.

Discussions with foundation customers over that period were positive and encouraging, and their commitment to the project remains, without which the project would have been terminated by now.

With that in mind, and although the project is indefinitely suspended, further funding was approved in order to maintain the project on its critical path. In February 2008, the Board approved a further A$7.3 million to continue on-going detailed engineering and support work for the month of March. In March, the Board approved a further A$8.3 million for on-going detailed engineering and support work for April.

To the end of April 2008, the total sunk costs for the project, including the costs of keeping the project on its critical path, were approximately A$305 million.

The Board was not prepared to approve funding beyond April, however Incitec Pivot provided its financial support to Dyno Nobel for the project from the end of April to give it the option of resurrecting the project on the assumption it will be successful in the acquisition of Dyno Nobel Limited.

Under these circumstances, the Board also decided it would be prudent not to declare a final dividend for the year ended 31 December 2007.

Having said that, the outlook for the explosives industry and for Dyno Nobel remains positive. We expect Dyno Nobel will continue to benefit from the economic growth in the developing economies and from the demand for metals, energy and construction materials this growth drives.

In fact, I am pleased to announce that only this morning we notified the Australian Stock Exchange of our 50 per cent acquisition of Nitro Mak, a Turkish manufacturer and distributor of explosives.

This is a strategic acquisition and one that gives us access to the fast growing eastern European explosives market as well as a solid platform to re-enter the broader European market.

We are experiencing a period of strong global demand for resources, commodities and soft commodities and all indications point to this trend continuing. The capacity expansion projects at Cheyenne in the USA and QNP in Queensland will position Dyno Nobel well to meet this continued strong demand for explosive and agricultural products, particularly from the booming Chinese and Indian economies.

In conclusion ladies and gentlemen, and before we move to the voting, I wish to thank the staff of Dyno Nobel for their hard work throughout the year and I would also like to take this opportunity to thank CEO, Peter Richards and the Board for their contribution.

Thank you.

22 May 2008

Dyno Nobel enters south east Europe with a 50 per cent stake in Nitro Mak

Dyno Nobel Limited (ASX: DXL) today announced that it had signed an agreement to acquire a 50 percent stake in Nitro Mak, a Turkish manufacturer and supplier of bulk and packaged explosives and initiation systems. The consideration is US$37.5 million, US$4 million of which is payable on closure, with potential for a US$2.5 million earn out based on 2008 earnings. The balance of committed capital, US$33.5 million, will be paid by December 2008.

Dyno Nobel Limited Chief Executive Officer, Mr Peter Richards said, "The joint venture with Nitro Mak is aligned to our strategy of selectively re-entering previously exited markets which provide opportunities to leverage our technology. With Nitro Mak's operations in Albania and Romania, this stake will provide direct access to the fast growing eastern European market and a platform to the broader European market. The investment expands Dyno Nobel's manufacturing capabilities and initiations systems global footprint and demonstrates management's commitment to pursuing value-enhancing growth."

Commenting on the regional market, Mr Richards said, "With a growth rate of five to seven per cent, eastern and south eastern Europe are the key growth areas in the European explosives market, driven primarily by a combination of mining, construction and quarrying. The potential for further growth exists from investment in large infrastructure projects in the region."

According to Mr Richards, an additional advantage of the investment is being able to leverage the working relationship with Nitro Mak, a well-respected and reputable local partner.

Dyno Nobel previously owned a 25 percent stake in Nitro Mak prior to Industri Kapital selling the Dyno Nobel Group, including all joint venture interests, to the Macquarie Bank-led consortium in December 2005.

The acquisition is subject to regulatory approval by the Competition Authority of the Republic of Turkey as well as satisfactory resolution of due diligence-related conditions.

The acquisition will be EPS accretive immediately. Significant cost reduction synergies have been identified, and increased revenue opportunities exist with the introduction of Dyno Nobel technology.

On 11 March 2008, Dyno Nobel announced that it had entered into a Scheme Implementation Agreement ("SIA") with Incitec Pivot Limited ("IPL) under which IPL proposes to acquire all of the shares in Dyno Nobel which IPL does not already own ("IPL Scheme") (please refer to Dyno Nobel's

ASX announcement released on 11 March 2008 for further details regarding the IPL Scheme). The acquisition of the stake in Nitro Mak is permitted under the SIA.

-ENDS-

For media enquires contact:

Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

21 May 2008

Dyno Nobel Limited

TRADING HALT

The securities of Dyno Nobel Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 26 May 2008 or when the announcement is released to the market.

Security Code: DXL

A. Smythe

Adrian Smythe
Principal Adviser, Issuers (Sydney)

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: +61 2 9968 9530

21 May 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Dyno Nobel Limited – Request for Trading Halt

I refer to the proposed Schemes of Arrangement between Dyno Nobel Limited (***Dyno Nobel***) and its shareholders and optionholders. Pursuant to ASX Listing Rule 17.1, Dyno Nobel requests a trading halt effective from the close of trading today on:

- Dyno Nobel's fully paid ordinary shares; and
- the Dyno Nobel SPS issued by the Dyno Nobel SPS Trust.

The trading halt is to continue until Dyno Nobel releases to the Australian Stock Exchange's public announcements platform the results of the polls taken at the Share Scheme Meeting and the Option Scheme Meeting, expected to be as soon as practicable after the results are calculated on the afternoon of 22 May 2008.

Dyno Nobel is not aware of any reason why the trading halt should not be granted.

Please contact me if you have queries on 02 9968 9545.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of shares on exercise of 500,000 options @ exercise price of $2.37

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price - $2.37 per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary fully paid shares issued under the terms and conditions of Dyno Nobel Limited Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 May 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	821,592,507	DXL Ordinary fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,283,334	DXLAI Options
		3,843,336	DXLAK Options
		160,000	DXLAM Options
		1,123,899	DXLAO
		1,416,669	DXLAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	Not Applicable
13	Ratio in which the +securities will be offered	Not Applicable
14	+Class of +securities to which the offer relates	Not Applicable
15	+Record date to determine entitlements	Not Applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable
17	Policy for deciding entitlements in relation to fractions	Not Applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not Applicable

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	Not Applicable
20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not Applicable
39	Class of +securities for which quotation is sought	Not Applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Lyall-Anderson

Sign here: ....
Company Secretary

Date: 20 May 2008

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

+ See chapter 19 for defined terms.

END